

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. Robert E. Corbin
Principal Financial Officer
Spindletop Oil & Gas Co.
12850 Spurling Rd., Suite 200
Dallas, TX 75230

> **Re: Spindletop Oil & Gas Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **Response letter dated December 8, 2010**
> **File No. 000-18774**

Dear Mr. Corbin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 18 - Supplemental Reserve Information (unaudited), page 75

1.   We have read your response to comment three in our letter dated November 8, 2010, indicating that due to a decrease in gas prices, you have temporarily suspended development of your proved undeveloped gas reserves. Tell us the extent to which this change in development plans will cause development of your proved undeveloped reserves to not occur within five years of initially booking them as proved and explain whether you intend to remove such quantities from your estimates of proved undeveloped reserves. If not, describe the specific circumstances that you believe would satisfy the criteria in Rule 4-10 (a)(31)(ii) of Regulation S-X.

2.   We have read your response to prior comment four concerning the relationship between changes in your reserves attributable to revision in quantity estimates and the corresponding change in your standardized measure of discounted future net cash flows.

        Please explain how a decrease of $4 million in 2007 can be caused exclusively by an increase of 63 MBOE, an increase of $54 million in 2008 can be caused exclusively by an increase of 30 MBOE, and an increase of $10 million in 2009 can be caused exclusively by a decrease of 17 MBOE.

        Please also describe the internal controls you have in place to oversee the preparation of the standardized measure of discounted future net cash flows.

Closing Comments

        You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief